                                   ASSIGNMENT
                                       OF
                             MANUFACTURING AGREEMENT


         THIS ASSIGNMENT is dated as of the 14th day of July, 1998, by and between Video Lottery Consultants, Inc., a Maine corporation with a place of business at 144 Elm Street, Biddleford, Maine, 04005 (the "Assignor") and Fortune Entertainment Corporation, a Bahama corporation with a place of business at 303-543 Granville Street, Vancouver, British Columbia V6C IX8 (the "Assignee").

                                    RECITALS:

         A. Pursuant to a certain Purchase and Sale Agreement among Assignor, Assignee, William F. Danton ("Danton") and Fortune Entertainment Corporation, a Delaware corporation ("FECD"), dated September 5, 1997, as amended on January 27, 1998, January 29, 1998, March 12, 1998 and July 9, 1998 (such agreement, as it has been amended and may hereafter be amended the "Purchase and Sale Agreement", Assignor has agreed to conditionally assign to Assignee its right, title and interest in, to and under the instruments described below.

         B. All defined terns used but not otherwise defined herein shall have the meaning assigned to them in the Purchase and Sale Agreement.

         NOW, THEREFORE, in Consideration of the premises, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Assignor and Assignee hereby agree as follows:

         1. Assignor does hereby assign, transfer, convey, grant, bargain, set-over, release, deliver, vest and confirm unto Assignee, and its successors and assigns, the entire right, title and interest of Assignor in and to the Manufacturing Agreement, dated April 18, 1997, by and between Assignor and Amusement World, Inc., a copy of which is attached hereto and made a part hereof as Exhibit A (the "Contract").

         2. Assignee accepts assignment of the aforementioned Contract and hereby agree to assume and perform and fully discharge when due all of Assignor's liabilities and responsibilities thereunder, whenever incurred or arising (the "Assumed Liabilities"). In connection therewith, Assignee agrees to indemnify and hold harmless Assignor of, from and against any and all claims relating to the Assumed Liabilities.

         3. This is a conditional assignment only and, in the event of a default by Assignee under the Purchase and Sale Agreement, this Assignment shall terminate and the Software Release shall be immediately returned to Assignor.

         4. This Assignment shall be construed in accordance with the laws of the State of Maine.



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         5. The Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

         IN WITNESS WHEREOF, Assignor and Assign have executed this Agreement as of the date hereof.

                                            ASSIGNOR:

                                            VIDEO LOTTERY CONSULTANTS, INC.


_______________________________             By:_________________________________
Witness                                              William M. Danton
                                                     President

                                            ASSIGNEE:

                                            FORTUNE ENTERTAINMENT
                                            CORPORATION, a Bahama Corporation


_______________________________             By:_________________________________
Witness





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